VOYA INVESTMENT MANAGEMENT

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

January 26, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:       Voya Mutual Funds (on behalf of Voya Global Value Advantage Fund)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended, for Voya Mutual Funds (“Registrant”). This Form N-14 is being filed in connection with a reorganization in which Voya Global Value Advantage Fund, a series of the Registrant, will acquire all of the assets of Voya Global Natural Resources Fund, a series of the Registrant, in exchange for shares of Voya Global Value Advantage Fund and the assumption by Voya Global Value Advantage Fund of the liabilities of Voya Global Natural Resources Fund.

No fees are required in connection with this filing. Should you have any questions please feel free to contact the undersigned at 480-477-2650 or Corey Rose at 704-339-3164.

Very truly yours,

/s/ Kristen Freeman

Kristen J. Freeman

Vice President and Counsel

Voya Investment Management – Voya Family of Funds

Attachments

VoyaTM Investment Management was formerly ING U.S. Investment Management